Exhibit 99.1

Newegg Announces Upcoming Share Combination

DIAMOND BAR, Calif., March 14, 2025 – Newegg Commerce, Inc. (NASDAQ: NEGG) (the “Company”), a global leader in e-commerce for technology products, today announced that its board of directors approved a twenty-to-one share combination (commonly referred to as a reverse stock split) of its common shares. The share combination was also approved by the controlling shareholders of the Company by written consent. The Company expects the share combination to become effective on or around April 7, 2025, at which time the Company’s common shares will begin trading on a combined basis. The Company’s common shares will trade under a new CUSIP number but will continue to trade on the Nasdaq Capital Market under the symbol “NEGG.” The share combination is intended to enable the Company to continue to meet minimum Nasdaq listing price per share requirements and will affect all shareholders proportionately. The share combination will not alter any shareholder’s percentage interest in the Company, except for fractional shares created by the share combination, which will be exchanged for cash.

The Company’s transfer agent, Computershare Inc. (“Computershare”), is expected to act as the exchange and paying agent for the share combination. Registered holders are encouraged to contact Computershare and beneficial holders are encouraged to contact their bank, broker or other nominee with any questions.

About Newegg

Newegg Commerce, Inc. (NASDAQ: NEGG), founded in 2001 and based in Diamond Bar, Calif., near Los Angeles, is a leading global online retailer for PC hardware, consumer electronics, gaming peripherals, home appliances, automotive and lifestyle technology. Newegg also serves businesses’ e-commerce needs with marketing, supply chain, and technical solutions in a single platform. For more information, please visit Newegg.com.

Follow Newegg on X, TikTok, Instagram, Facebook, YouTube, Twitch, Threads and Discord.

Cautionary Statement Concerning Forward-Looking Statements

This news release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements give our current expectations, opinion, belief or forecasts of future events and performance. A statement identified by the use of forward-looking words including “will,” “intends,” “expects,” “plans,” “upcoming,” and certain other statements about the future may be deemed forward-looking statements. All statements, other than statements of historical facts included in this press release, including statements concerning the timing of implementation of the share combination, and the Company’s intentions and expected benefits associated therewith, are forward-looking statements. Although Newegg believes that the expectations reflected in such forward-looking statements are reasonable at the time given, these statements involve risks and uncertainties that may cause actual future activities and results to be materially different from those suggested or described in this news release. These risks and uncertainties include changes in global economic and geopolitical conditions, fluctuations in customer demand and spending, inflation, interest rates and global supply chain constraints. Investors are cautioned that any forward-looking statements are not guarantees of future performance and actual results or developments may differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements in this press release are made as of the date hereof. The Company takes no obligation to update or correct its own forward-looking statements, except as required by law, or those prepared by third parties that are not paid for by the Company. The Company’s SEC filings are available at http://www.sec.gov.

Contact

Newegg Commerce, Inc.:

Investor Relations

ir@newegg.com